July 25, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Mark P. Shuman
Barbara C. Jacobs
Matthew Crispino
David Edgar
Mark Kronforst

Re:	Rackspace Hosting, Inc. (formerly Rackspace, Inc.)
Registration Statement on Form S-1 (File No. 333-150469)

Ladies and Gentlemen:

On behalf of Rackspace Hosting, Inc. (the “Company”) and in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). In addition, we are providing via overnight delivery fifteen (15) paper copies of Amendment No. 4, five (5) of which are marked to show changes from Amendment No. 3 to the Registration Statement and five (5) of which are marked to show changes from Amendment No. 1 to the Registration Statement. Manually executed signature pages and consents have been executed prior to the time of the electronic filing and will be retained by the Company for five (5) years.

The Company and the representatives of the underwriters have authorized us to advise you that, as contemplated by Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), they may make oral requests for the acceleration of the Registration Statement’s effectiveness and that they are aware of their respective obligations under the Act.

Securities and Exchange Commission

July 25, 2008

Please direct your questions or comments regarding this letter or Amendment No. 4 to the undersigned by telephone to 512.338.5422 or by facsimile to 512.338.5499.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Brian K. Beard

Brian K. Beard

cc:	Alan Schoenbaum
William Alberts
Derek L. Willis
Evan Kastner